                                                                EXHIBIT 99(c)


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

                             BUSINESS ENVIRONMENT

McDonald & Company Investments, Inc. (the "Company"), operates a full-service, regional investment banking, investment advisory and brokerage business through its principal subsidiary, McDonald & Company Securities, Inc. ("McDonald Securities"). The Company is involved in the origination, underwriting, distribution, trading, and brokerage of fixed income and equity securities, and provides investment advisory services.

The profitability of the Company is sensitive to many factors, including the level of securities trading volume and the volatility and general level of market prices. Many of its activities have high operating costs which do not decrease with reduced levels of activity. Sustained periods of reduced volume, or loss of clients, could have adverse effects upon profitability.

The Company faces increasing competition from commercial banks and thrift institutions as these institutions offer certain investment banking and corporate and individual financial services traditionally provided only by securities firms. The Company anticipates regulation of the securities industry to increase and that compliance with regulations may become more difficult. At present, the Company is unable to predict the extent of changes that may be enacted, or their potential effect on the Company's business.

The Company has formulated a comprehensive strategic plan which is periodically reviewed and revised as business conditions dictate. The plan emphasizes the Company's historical roots as a regional brokerage and investment banking firm. The Company has focused on the Ohio, Michigan and Indiana markets by increasing the number of sales representatives covering individual investors, as well as increasing investment banking activities in this region. The Company's institutional equity and institutional fixed income divisions cover accounts throughout the United States and internationally.


                         LIQUIDITY AND CAPITAL RESOURCES

The majority of the Company's assets are highly liquid and short-term in nature. Cash and liquid assets, principally receivables from customers, receivables from brokers and dealers, securities purchased under agreements to resell, and securities owned represented approximately 89% of the Company's assets at March 29, 1996. These assets are financed by a number of sources, including short-term borrowings and securities sold under agreements to repurchase, long-term borrowings and equity capital.

McDonald Securities is a dealer in corporate, mortgage-backed and governmental fixed income securities which are carried as securities owned primarily for distribution to individual and institutional customers.


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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Periodically, McDonald Securities buys, sells, and positions mortgage-derivative securities or structured notes. Holdings of high-yield securities are not material. McDonald Securities may enter into short positions in United States government bonds in order to manage the interest rate risk related to fixed income trading positions. McDonald Securities maintains comprehensive risk management policies, including position limits and credit requirements.

At March 29, 1996, McDonald Securities has outstanding $25,000,000 in aggregate principal amount of 8.24% Subordinated Notes due January 15, 2002. McDonald Securities is required to pay principal amounts of $5,000,000 on January 15 of each year beginning in 1998. The notes are subordinated in right of payment to all senior indebtedness and general creditors of McDonald Securities. In addition to providing additional long-term financing, the notes have been approved by the New York Stock Exchange, Inc., for inclusion in McDonald Securities' regulatory capital.

Changes in the levels of securities owned and in customer and broker receivables directly affect the Company's financing arrangements. The Company has available lines of credit of $300,000,000, of which $235,706,000 was unused as of March 29, 1996. Management believes that funds from operations, available lines of credit and long-term borrowings provide sufficient resources to meet present and anticipated financial needs.

Certain minimum amounts of capital must be maintained by McDonald Securities to satisfy the regulatory requirements of the Securities and Exchange Commission and the New York Stock Exchange, Inc. The regulatory requirements represent Uniform Net Capital Rules designed to measure the general financial integrity and liquidity of registered broker/dealers and to provide minimum acceptable net capital levels to meet the continuing commitments to customers. Net capital, as defined, changes from day to day. At March 29, 1996, McDonald Securities was in compliance with the Uniform Net Capital Rules and had net capital of $79,020,000, which was $74,553,000 in excess of the minimum required.


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
RESULTS OF OPERATIONS

The following table summarizes the changes in the major categories of revenues and expenses for the fiscal years ended March 29, 1996, March 31, 1995, and March 25, 1994.

                                                       Fiscal 1996                Fiscal 1995
                                                         Versus                     Versus
                                                       Fiscal 1995                Fiscal 1994
                                                       -----------                -----------
                                              (In thousands)                 (In thousands)
REVENUES
   Underwriting and investment banking          $ 13,708        33%           $(22,057)      (34)%
   Principal transactions                          8,218        18              (5,886)      (11)
   Commissions                                    16,444        33              (3,251)       (6)
   Investment management fees                      3,881        24               1,419        10
   Interest and dividends                         (2,027)      (11)              3,867        25
   Other                                           2,671        57              (1,046)      (18)
                                                --------        --            --------        --
                                                $ 42,895        24%           $(26,954)      (13)%
                                                ========        ==            ========        ==
EXPENSES
   Employee compensation and benefits           $ 24,502        24%           $(14,275)      (12)%
   Interest                                        1,268        20              (2,927)      (31)
   Communications                                  1,088         9               1,574        14
   Occupancy and equipment                         2,126        16               1,580        14
   Promotion and development                         788        11                 169         2
   Floor brokerage and clearance                     (18)       (1)               (329)      (11)
   Taxes, other than income taxes                    526         9                 855        17
   Other operating expenses                        2,553        39                 383         6
                                                --------        --            --------        --
                                                $ 32,833        21%           $(12,970)       (8)%
                                                ========        ==            ========        ==

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


FISCAL 1996 COMPARED WITH FISCAL 1995

Total revenues for the fiscal year ended March 29, 1996 were $220,621,000, an increase of $42,895,000, or 24%, from revenues of $177,726,000 for the fiscal year ended March 31, 1995.

Net income for the fiscal year ended March 29, 1996 was $19,766,000, or $2.18 per share, compared to $13,684,000, or $1.47 per share, for the fiscal year ended March 31, 1995, an increase in net income of 44%.

The average number of shares and share equivalents outstanding was 9,072,000 for the fiscal year ended March 29, 1996 compared with 9,303,000 for the fiscal year ended March 31, 1995.

Revenues from underwriting and investment banking increased $13,708,000, or 33%, for the fiscal year ended March 29, 1996, when compared to the fiscal year ended March 31, 1995. Revenues from corporate underwriting and investment banking increased $15,788,000, or 46%, for the fiscal year ended March 29, 1996, when compared to the prior fiscal year. This resulted from increases in revenues from managed and co-managed originations of $6,005,000, or 57%, increases in revenues from participation in syndicate groups of $2,289,000, or 31%, and an increase in revenues from private placements of debt and equity securities and limited partnerships of $5,512,000, or 84%, in the current fiscal year. These increases are attributable to favorable market conditions for public and private offerings of debt and equity securities. Additionally, revenues from mergers and acquisitions and other financial advisory fees increased $1,982,000, or 21%, due to favorable market conditions for this type of activity. Revenues from public finance decreased $2,080,000, or 26%, for the fiscal year ended March 29, 1996, due to a lower level of public finance offerings in which McDonald Securities participated.

Revenues from underwriting and investment banking activities are highly dependent on general market conditions for such business activities. Market conditions for underwriting and investment banking services can be affected by economic and legislative events, both in the United States and abroad. To the extent that future events are unpredictable, uncertainty will be a factor in the level of McDonald Securities' business activity. Also, competitive pressure from other entities providing investment banking services can and will have an effect on the success of the Company in obtaining such business and on the prices which can be charged for investment banking and underwriting services. Management believes that the Company can compete effectively in this segment of its business activities.

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

Revenues from principal transactions increased $8,218,000, or 18%, for the fiscal year ended March 29, 1996, when compared to the prior fiscal year. Revenues from trading taxable fixed-income securities, including corporate bonds, United States government bonds and mortgage-backed securities, increased $1,261,000, or 6%. This increase in revenues from principal transactions in taxable fixed-income securities was due to a more stable interest rate environment. Revenues from trading municipal bonds increased $1,655,000, or 23%, for the current fiscal year, primarily reflecting a trading loss of $2,440,000 recorded in March 1995, related to certain municipal inventory positions. Without regard to the fiscal year 1995 trading loss on certain municipal positions, revenues from trading municipal bonds decreased $1,385,000, or 14%. This decrease reflects a lower level of individual investor interest in tax-exempt securities due to uncertainties caused by potential tax law changes. Revenues from principal transactions in equity securities increased $5,302,000, or 33%, for the fiscal year ended March 29, 1996, when compared to the prior fiscal year. This increase is primarily due to a strong NASDAQ market and the continued expansion of the Company's sales force and its institutional equity capabilities.

Commissions revenue increased $16,444,000, or 33%, for the fiscal year ended March 29, 1996, when compared to the fiscal year ended March 31, 1995. The increase in commissions revenue reflects higher volume resulting from both strong equity markets and the continued expansion of the Company's sales force. The increase in commissions revenue was comprised primarily of increases in revenues from listed and over-the-counter agency commissions of $11,223,000, or 35%, and an increase in revenues from mutual fund sales of $5,674,000, or 41%, for the current fiscal year.

Revenues from investment management fees include advisory fees from the Company's mutual funds and money market funds, and investment management fees earned related to individual managed accounts. Revenues from investment management fees increased $3,881,000, or 24%, for the fiscal year ended March 29, 1996 when compared to the prior fiscal year. Advisory fees from the Company's mutual funds and money market funds increased $483,000, or 5%, and revenues from investment management fees related to individual managed accounts increased $3,398,000, or 49%. These increases were a result of an increase in assets under management.

Interest and dividend income decreased $2,027,000, or 11%, for the fiscal year ended March 29, 1996, when compared to the prior fiscal year. This decrease resulted from a decrease in interest income from municipal bonds of $4,687,000, or 79%, due primarily to a decrease in interest income from certain municipal bond positions. The decrease in interest income from municipal bonds was partially offset by an increase in interest income earned on customer margin accounts of $1,690,000, or 22%, due to both a higher level of customer margin accounts and higher interest rates. Interest income from securities owned other than municipal bonds increased $475,000, or 10%.


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



FISCAL 1996 COMPARED WITH FISCAL 1995

Other income increased $2,671,000, or 57%, for the fiscal year ended March 29, 1996, when compared to the prior fiscal year. The increase was due to an increase of $1,464,000 in gains related to venture capital investments and an increase of $1,207,000 in transfer agent, service and other fee income related to the continued expansion of the retail business.

Operating expenses (total expenses before interest) increased $31,565,000, or 21%, for the fiscal year ended March 29, 1996, when compared to the prior fiscal year.

Employee compensation and benefits increased $24,502,000, or 24%, for the current fiscal year. Commission and other sales compensation expense increased $13,855,000, or 27%, for the current fiscal year, primarily as a result of the increase in revenues. Other clerical and administrative expenses increased $2,097,000, or 6%, for the current fiscal year. The remaining $8,550,000 increase in employee compensation represents increases in incentive compensation and profit sharing accruals, which are directly related to the increase in profitability.

All other operating expenses increased $7,063,000, or 15%, for the fiscal year ended March 29, 1996, when compared to the fiscal year ended March 31, 1995. The increase in all other operating costs reflects the communications, occupancy and equipment, and other operating costs related to the expansion of the Company's business. For the fiscal year ended March 29, 1996, communications expenses increased $1,088,000, or 9%, reflecting higher telecommunications, quotation and information services costs due to both higher volume and higher employee headcount. Occupancy and equipment costs increased $2,126,000, or 16%. Of this increase, approximately $650,000 represented nonrecurring expenses related to the Company's current technology renovation. Without regard to these items, occupancy and equipment costs increased 11% reflecting recurring costs related to the technology renovation and headcount increases. Taxes other than income taxes increased $526,000, or 9%, reflecting primarily increased payroll taxes due to increases in compensation expenses.

The category of other operating expenses increased $2,553,000, or 39%, for the fiscal year ended March 29, 1996 when compared to the prior fiscal year. The increase is due primarily to an increase in legal costs of $1,167,000 related to pending litigation. Additionally, other professional fees increased $510,000 due to expenses associated with consulting services related to the technology renovation, and related to expansion of the Company's retail and investment banking businesses. Contributions expense increased $367,000 due to the higher level of profitability. The remaining expenses in this category increased $509,000, or 14%, reflecting primarily costs related to higher volume.

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

Interest expense increased $1,268,000, or 20%, for the fiscal year ended March 29, 1996, when compared to the fiscal year ended March 31, 1995 due to a higher level of average short-term borrowings and an increase in short-term borrowing rates.

Income before income taxes for the fiscal year ended March 29, 1996, was $30,766,000, resulting in a pre-tax return on revenues of 13.9%. For the fiscal year ended March 31, 1995, income before income taxes was $20,704,000, resulting in a pre-tax return on revenues of 11.6%.

FISCAL 1995 COMPARED
WITH FISCAL 1994

Total revenues for the fiscal year ended March 31, 1995 were $177,726,000, a decrease of $26,954,000, or 13%, from revenues of $204,680,000 for the fiscal year ended March 25, 1994.

Net income for the fiscal year ended March 31, 1995 was $13,684,000, or $1.47 per share, compared to $21,588,000, or $2.38 per share, for the fiscal year ended March 25, 1994, a decrease in net income of 37%.

The average number of shares and share equivalents outstanding was 9,303,000 for the fiscal year ended March 31, 1995 compared with 9,076,000 for the fiscal year ended March 25, 1994.

On July 27, 1993, the Company declared a 20% stock dividend payable August 20, 1993, to shareholders of record on August 10, 1993. Applicable share and per share information has been adjusted for the stock dividend as if it had occurred at the beginning of the fiscal 1994 period.

Revenues from underwriting and investment banking decreased $22,057,000, or 34%, for the fiscal year ended March 31, 1995, when compared to the fiscal year ended March 25, 1994. Revenues from corporate underwriting and investment banking decreased $18,982,000, or 36%, for the fiscal year ended March 31, 1995, when compared to the prior fiscal year. This resulted from decreases in revenues from managed and co-managed originations of $13,645,000, or 56%, and decreases in revenues from participation in syndicate groups of $9,866,000, or 57%, for the fiscal year ended March 31, 1995. These declines were attributable to less favorable market conditions for public offerings of equity securities and the weakness in the taxable debt securities markets. These decreases were partially offset by an increase of $3,166,000, or 49%, in mergers and acquisitions and other financial advisory fees due to favorable market conditions for this type of activity. Additionally, revenues from private placements of debt and equity securities and limited partnerships increased $1,363,000, or 26%. Revenues from public finance decreased $3,075,000, or 28%, for the fiscal year ended March 31, 1995, due to a lower level of public finance offerings.


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

Revenues from principal transactions decreased $5,886,000, or 11%, for the fiscal year ended March 31, 1995, when compared to the prior fiscal year. Revenues from trading taxable fixed-income securities, including corporate bonds, United States government bonds and mortgage-backed securities, decreased $3,157,000, or 12%. For the fiscal year ended March 25, 1994 revenues from principal transactions in taxable fixed-income securities were adversely impacted by a net trading loss of $3,718,000 experienced in the Company's fixed income arbitrage area. The fixed-income arbitrage trading area was eliminated as of the beginning of the fiscal year ended March 31, 1995. Without giving effect to this loss, revenues from principal transactions in taxable fixed-income securities declined $6,875,000, or 24%, for the fiscal year ended March 31, 1995. This decrease in revenues from principal transactions in taxable fixed-income securities was caused by less favorable conditions for the trading of such securities with institutional investors.

For the fiscal year ended March 31, 1995, institutional revenues from trading corporate bonds declined $3,252,000, or 45%, institutional revenues from trading government bonds declined $3,323,000, or 37%, and institutional revenues from trading mortgage-backed securities declined $2,952,000, or 35%. Institutional investor interest in fixed-income securities declined over the fiscal year because of uncertainties related to interest rates and the economy. These decreases were partially offset by increased revenues from trading taxable fixed-income securities with individual investors of $2,652,000, or 60%, for the fiscal year ended March 31, 1995, when compared to the prior fiscal year. This increase was attributable to the expansion of the retail sales force and increased interest in taxable fixed-income products by individual investors due to higher yields.

Revenues from trading municipal bonds decreased $485,000, or 6%, for the fiscal year ended March 31, 1995 when compared to the prior fiscal year, primarily due to a trading loss of $2,440,000 recorded in March 1995 related to certain municipal inventory positions. This loss was partially offset by increased revenues from trading municipal bonds due to increased individual investor interest in tax-exempt securities. Without regard to the trading loss on certain municipal positions, revenues from trading municipal bonds increased $1,955,000, or 25%.

Revenues from principal transactions in equity securities decreased $2,244,000, or 12%, for the fiscal year ended March 31, 1995, when compared to the prior fiscal year. Revenues in this area were at record levels in the prior fiscal year.

Commissions revenue decreased $3,251,000, or 6%, for the fiscal year ended March 31, 1995 when compared to the fiscal year ended March 25, 1994. The decrease in commissions revenues resulted from decreased investor participation in the equity markets due to higher interest rates. The decrease in commissions revenue was comprised primarily of decreases in revenues from listed and over-the-counter agency commissions of $1,961,000, or 6%, and a decrease in revenues from mutual fund sales of $1,535,000, or 10%, for the 1995 fiscal year.

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

Revenues from investment management fees include advisory fees from the Company's mutual funds and money market funds, and investment management fees earned related to individual managed accounts. Revenues from investment management fees increased $1,419,000, or 10%, for the fiscal year ended March 31, 1995 when compared to the prior fiscal year. Advisory fees from the Company's mutual funds and money market funds increased $244,000, or 3%, and revenues from investment management fees related to individual managed accounts increased $1,175,000, or 20%. These increases were a result of an increase in assets under management.

Interest and dividend income increased $3,867,000, or 25%, for the fiscal year ended March 31, 1995, when compared to the prior fiscal year. Of this amount, $2,545,000 represented a 48% increase in interest income earned on customer margin accounts due to both higher levels of customer margin accounts and higher interest rates. The remaining increase in interest income of $1,322,000 represents primarily a 14% increase in interest income from securities owned. Of this amount, $4,880,000 represents an increase in interest from municipal bonds related to accrued interest on certain municipal positions. The remaining decrease in interest income from securities owned of $3,558,000 represents a 43% decrease in interest income from U.S. government bonds, corporate bonds and mortgage-backed securities due to a decline in the average levels of securities owned.

Other income decreased $1,046,000, or 18%, for the fiscal year ended March 31, 1995, when compared to the prior fiscal year. The decrease was primarily due to a decrease of $1,750,000 in gains related to venture capital investments. Transfer agent and other fee income related to proprietary mutual funds increased $605,000, or 36%, for the fiscal year ended March 31, 1995 compared to the 1994 fiscal year. This increase was due to both an increase in assets in the funds and certain contractual changes.



FISCAL 1995 COMPARED WITH FISCAL 1994

Operating expenses (total expenses before interest) decreased $10,043,000, or 6%, for the fiscal year ended March 31, 1995, when compared to the prior fiscal year. Employee compensation and benefits decreased $14,275,000, or 12%, for the fiscal year ended March 31, 1995. Commission and other sales compensation expense decreased $10,203,000, or 16%, for the fiscal year ended March 31, 1995, primarily as a result of the decrease in revenues. Other clerical and administrative expenses increased $2,628,000, or 8%, for the 1995 fiscal year. The increase in other clerical and administrative expense represents compensation and employee benefits costs related to an increase in the professional and support staff during the fiscal year. The remaining $6,700,000 decrease in employee compensation represents decreases in incentive compensation and profit sharing accruals, which were directly related to the decline in profitability.

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
All other operating expenses increased $4,232,000, or 10%, for the fiscal year ended March 31, 1995 when compared to the fiscal year ended March 25, 1994. The increase in all other operating costs reflects the communications, occupancy and equipment, and other operating costs related to the expansion of the Company's business. For the fiscal year ended March 31, 1995, communications expenses increased $1,574,000, or 14%, primarily due to the effect of the expansion of the business, including costs related to opening new branches. Occupancy and equipment costs increased $1,580,000, or 14%, reflecting increases in rent, equipment, and other occupancy costs in the Company's administrative office, and in the branch system. Taxes other than income taxes increased $855,000, or 17%, primarily because of an increase in payroll taxes caused by an increase in the number of employees.

Interest expense decreased $2,927,000, or 31%, for the fiscal year ended March 31, 1995, when compared to the fiscal year ended March 25, 1994. The decrease in interest expense was due to lower average borrowings due to a decrease in the average level of securities owned and the conversion of the Company's convertible subordinated debentures during the fiscal year ended March 25, 1994. The decrease in interest expense attributable to lower average borrowings was partially offset by higher average short-term borrowing rates.

Income before income taxes for the fiscal year ended March 31, 1995, was $20,704,000, resulting in a pre-tax return on revenues of 11.6%. For the fiscal year ended March 25, 1994, income before income taxes was $34,688,000, resulting in a pre-tax return on revenues of 16.9%.


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